Mail Stop 4561

December 26, 2006

Joseph S. Schwertz
Corporate Secretary
Whitney Holding Corporation
228 St. Charles Avenue, Room 626
New Orleans, Louisiana  70130

**RE: Whitney Holding Corporation**
**Form S-4**
**Filed on November 29, 2006**
**File Number 333-138997**

Dear Mr. Schwertz:

We have limited our review of the above referenced filing to only the filing, and not to the documents incorporated by reference.  The accounting staff has not reviewed any of the financial information in this document nor any of the documents incorporate by reference.  We have the following comments below.  Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  Please provide a copy of the Hovde Financial board book to the staff.

2.  Please confirm that no financial projections or forcasts where provided by Signature to Whitney, or by Whitney to Signature.

Prospectus Cover

3.  Please indicate the symbol and trading market for Signature shares or otherwise briefly describe the nature and volume of trading in these shares, and include the price per share of Signature stock on the date the agreement was signed and as of the most recent practicable date.  Please also address this in the summary section under an appropriate subheading reflecting a discussion of the market for these and the registrant's shares.

Please note, inside cover

4.  Please move this text to a point after the forepart and move the next section, at Election Form, into the summary or elsewhere as appropriate.  Revise the paragraph that is in bold to plain English.

Summary

5.  Please provide the financial and equivalent per share price information required by Item 3(f) and 3(g) of the Form S-4.

Limitation on Cash Consideration, page 2

6.  We note later in the filing that it is disclosed that Signature directors, owning over 40% of those shares, have committed to receiving Whitney stock rather than cash.  Please confirm that this will not have any impact on the ability of other Signature shareholders to choose stock.  Otherwise discuss this situation in the summary and in the body of the text.

Reasons for the Merger, page 3

7.  Where appropriate in the summary and in the body of the text on page 20, please indicate the pros and cons that the Signature board identified as reasons for and against the merger.  If there were no negative factors you need to say so.

Your Expected Tax Treatment…, page 4

8.  Here and in the body of the text disclose whether or not the receipt of shares will be a taxable event.

9.  Please indicate whose opinion is being put forth at this heading.  Please note our related comments on the text beginning on page 42.

Management and Operations after the Merger, page 5

10. Please disclose here and in the body of the text the positions expected to be held in the continuing company by Signature's current officers.

We Must Meet Several Conditions…, page 5

11. Please disclose the positions of the persons referenced in the fourth and fifth bullets.

Interests of Certain Persons…, page 6

12. Please change the heading to clarify that the "interests" are financial and the "certain persons" are officers and directors.

13. Please revise the first two lines to clarify that you are describing all of their material interests that are different.

14. At the first bullet, please delete the term "possible" or explain why this employment is not certain.

Summary Consolidated Financial Information…, page 8

15. Consider including the ratio of allowance for loan losses to nonperforming assets.

The total merger consideration to be paid…, page 10

16. Particularly for risk factors such as this, state whether you have any reason to believe this will be the case.  For this particular risk factor, note the estimated pro rata portion of the merger expenses.

A warning about forward-looking statements – page 13

17. The bullet items appear to be an accretive, laundry list of possible problems.  Please revise this section to either move these elements into the risk factor section or otherwise reducing this presentation.

Background of the Merger, page 16

18. Please give the date you set the goal of expansion, referenced in the third paragraph.

19. You twice use the term "affiliation" in the forth paragraph.  Do you mean *sell the company*?  Please clarify.  Please also note for the term "transaction" at the end of page 17.

20. In the fifth paragraph, disclose what you mean by "limited," and briefly explain why you placed this limitation on Hovde.

21. Please disclose whether any of these decision, either by Signature or Whitney was substantially the result of hurricane problems in the area.

22. In the sixth full paragraph on page 17, please disclose whether Mr. DuPont represented Whitney in any official capacity.

23. With respect to the March 2006 offering please indicate whether any affiliates purchased shares and, if so, how much.

24. Reference is made to the July 2006 stock option exercises.  Please indicate whether these were voluntary and give the trading price of the shares at that time.

25. With respect to both these fundraising measures, please indicate whether there were any capital compliance or other problems which the board felt required these steps.  If so, please discuss this, including to what extent such situations affected the decision to sell the company.

26. At the top of page 18 you say that Hovde was asked to find a limited number of potential bidders, but only returned with an offer from Whitney.  A similar situation occurred with respect to the February 24, 2005 offer from Whitney.  Please disclose for both instances why the company did not obtain additional bids.

27. Where appropriate, identify any analysis by Hovde which the board found unsupportive of its overall determination of fairness.  Also explain how the board reconciled such finding with its own overall conclusion.

Opinion of Hovde…, page 21

28. At the third paragraph, quantify and describe the extent of any other employment and compensation received by Hovde from Signature during the past two years.

Agreements with Signature's President…, page 27

29. Please clarify how the $690,000, termination of employment figure relates to the amendment to supplemental executive benefits amount described in the paragraph

bridging pages 27 and 28. Please give Mr. Feaster's current age and disclose when the supplemental amount was awarded. Consider moving this subsection up to follow the first subsection. Both these matters seem to relate to change in control awards.

30. Also disclose any change in control agreements that Mr. Feaster or other Signature employees, such as Messrs. Counts and Floyd, now has with Whitney, as well as any other material agreements with Whitney.

Material Federal Income Tax Consequences…, page 42

31. We note that you "intend" to get an opinion from Alston & Bird. Either this must be required or you need to provide an opinion prior to effectiveness. Please revise. Also, we note on page 62 at Legal Matters that you say the opinion has been provided.

Information about Signature, page 54

32. Please advise us as to your basis for not providing financial information for Signature.

33. Please revise the filing to provide the stock information required by Item 201 of Regulation S-K

Where You Can Find More Information, page 62

34. Since Signature does not appear to be S-3 eligible, you cannot incorporate Signature information by reference. Please revise at the top of page 63.


*   *   *   *   *


Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX: Randolph A. Moore III
        Fax number 404-253-8340